Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                         Date: February 28, 2006


On February 28, 2006, New York Stock Exchange, Inc. (the "NYSE") sent the following bulletin to the NYSE members:

                                     * * *

                          Special Membership Bulletin

               [Letterhead of the New York Stock Exchange, Inc.]


Date:             February 28, 2006

To:               NYSE Members

From:             Richard P. Bernard
                  Executive Vice President and General Counsel

Subject:          Closing of NYSE-Archipelago Merger


I am pleased to announce that the Securities and Exchange Commission has approved the NYSE rule filing necessary to complete our merger with Archipelago. We have set Tuesday, March 7 as the closing date for the merger (the "CLOSING DATE"). Trading of NYSE Group stock will commence on Wednesday, March 8.

As we prepare for this historic day, there are important requirements and deadlines for NYSE Members, their eligible distributees or persons or entities entitled to receive consideration from a NYSE Membership ("RECIPIENTS").

A.       HOW TO RECEIVE THE MERGER CONSIDERATION

          o If you have not already done so, please send your Form of Election and Letter of Transmittal (the "LETTER OF TRANSMITTAL") to Wells Fargo, our exchange agent, as soon as possible. For overnight courier, the address is:

                           Wells Fargo Bank, N.A.
                           Corporate Actions Department
                           161 North Concord Exchange
                           South St. Paul, MN  55075
                           (651) 450-4064

          o In order to provide every opportunity to receive Recipients' paperwork, a representative from Wells Fargo will be at the Exchange on Thursday, March 2, and Friday, March 3, to answer questions and to accept Letters of Transmittal on behalf of Wells Fargo. If you wish to meet with a representative from Wells Fargo personally, please contact Zoya Krivorot at 212 656-2099 or Claudia Flanagan at 212-656-5616 to make an appointment.


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          o    Recipients wishing to make the "Cash Election" or the "Stock
               Election" must submit their Letters of Transmittal to Wells Fargo so that they are received before the close of business on March
               3. The Letters of Transmittal may be received at the addresses listed on the cover of the Letter of Transmittal or by personal delivery to the Wells Fargo representative at the Exchange as noted above. DO NOT MAIL YOUR LETTER OF TRANSMITTAL TO THE NYSE. Please be advised that, if you wish to make a Stock Election or Cash Election, the March 3 deadline is absolute. If your Letter of Transmittal is not RECEIVED by Wells Fargo by 5:00 p.m., New York time, on March 3, you will receive the standard consideration for your NYSE membership.

          o As noted in the Letter of Transmittal, NYSE Members who have designated that all or a portion of their merger consideration be sent to an eligible distributee must fill out BOTH the "Percent of Cash Consideration" and the "Percent of Stock Consideration" columns on page 7 of the Letter of Transmittal, REGARDLESS of whether they have made the Cash Election, the Stock Election or no election because of possible adjustment in the event that the Stock Election or the Cash Election is oversubscribed. If you leave a column blank, the consideration referenced by the blank column will be distributed in the same percentage as you have indicated in the column that you marked. For example, if you make a Cash Election and do not complete the "Percent of Stock Consideration" column on page 7 of the Letter of Transmittal, any shares of NYSE Group common stock that you receive in the merger will be provided to your distributee in the same percentage as you have indicated in your cash column.

          o The March 3 deadline does not apply to Recipients wishing to receive the standard consideration, who have until 180 days after the merger to submit their Letters of Transmittal. However, no consideration will be issued or paid to a Recipient until a correctly completed Letter of Transmittal has been received.

          o IF YOU REQUIRE A NEW LETTER OF TRANSMITTAL, WOULD LIKE TO VERIFY THE RECEIPT OF YOUR LETTER OF TRANSMITTAL OR IF YOU HAVE QUESTIONS ABOUT DISTRIBUTION OF CASH AND EQUITY CONSIDERATION IN THE MERGER, PLEASE CONTACT WELLS FARGO AT 1-800-380-1372.

B.       DELIVERY OF THE MERGER CONSIDERATION

          o As of March 7, Wells Fargo will process Letters of Transmittal for both (1) Recipients seeking the standard consideration and
               (2) those Recipients who have submitted their Letters of Transmittal by March 3 and made the Cash Election or Stock Election. Each consideration package will contain a check and/or a statement detailing the number of restricted shares of NYSE Group common stock held by Wells Fargo in the Recipient's name and the lock-up periods applying to those shares. These packages will be sent by U.S. mail


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


               and should be received by Recipients on or about March 21. Wells Fargo will not send consideration via overnight mail nor will it wire funds.

          o The precise consideration that will be issued to Recipients who make the Cash Election or Stock Election will not be known until after March 3. When the NYSE has the information regarding the precise amount of consideration to be issued to those who have made the Cash Election or the Stock Election, the NYSE will make this information available.

          o For those Letters of Transmittal received by Wells Fargo after the Closing Date, consideration packages will be sent as soon as practicable after Wells Fargo processes such Letter of Transmittal.

C.       ADDITIONAL ELIGIBLE DISTRIBUTEES

          o    We have added new categories of eligible distributes:

               o If the NYSE Membership is subject to an A-B-C Agreement or Subordination Agreement, each of the following shall be an eligible distributee: (a) any person who owns 5% or more of the common voting and equity interest of a counterparty to such agreement and (b) any wholly-owned sister company of a counterparty to such agreement (an entity is a "wholly-owned sister company" of another entity if a person directly or indirectly owns all of the common voting and equity interest of both entities); and

               o If a NYSE Member is a natural person, any family member of an NYSE Member (with the definition of "family member" now being defined as the NYSE Member's spouse, domestic partner, children, stepchildren, children-in-law, grandchildren, parents, stepparents, parents-in-law, grandparents, brothers, stepbrothers, brothers-in-law, sisters, stepsisters, sisters-in-law, uncles, aunts, cousins, nephews and nieces).

               o If a NYSE Member is a natural person, any limited liability company where the NYSE Member and/or his or her family members are the sole owners of all of the common voting and equity interest of such limited liability company.

          o For a complete list of eligible distributees, see Annex A attached to this bulletin.

          o Wells Fargo will determine Recipients of the proceeds for any NYSE Membership based upon the instructions contained in the Letters of Transmittal that it has received. If you have already submitted your Letter of Transmittal and wish to change it after reviewing the new categories of


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


               eligible distributees, fax your request to Wells Fargo on or prior to the election deadline of Friday, March 3. Faxes should be sent to (651) 450-2452, Attention: Julie Lingofelt. Your revised instructions must include the full name and address of the new distributees, an IRS Form W-9 for each distributee and complete percentage elections for both the percentage of the stock and cash consideration to be received by such distributee.

          o Your call must be followed by a fax or email with confirmation to Wells Fargo. Failure to make such a confirmation may result in Wells Fargo acting in accordance with your original Letter of Transmittal.

D.       THE PERMITTED DIVIDEND

          o In addition to the merger consideration that will be paid to Recipients, a cash dividend will be paid to all record holders of NYSE memberships as of March 6. The dividend will be equal to $70,570.78, less any tax withholding that may be required. The permitted dividend will be sent by Wells Fargo in the form of a separate check by March 21.

          o UNLIKE THE MERGER CONSIDERATION, THE DIVIDEND MUST AND WILL BE PAID TO THE NYSE MEMBER OF RECORD AND WILL NOT BE PAID TO ELIGIBLE DISTRIBUTEES OR PERSONS ENTITLED TO ALL OR A PORTION OF THE MERGER CONSIDERATION AS DESIGNATED IN THE LETTER OF TRANSMITTAL.

          o If your NYSE Membership is subject to an A-B-C Agreement, the check for the dividend will be made out to the NYSE Member of record and will be sent to the offices of the Member Organization. Accordingly, if you are a Member Organization that is party to an A-B-C Agreement or a creditor under a Subordination Agreement and believe that the NYSE Member should forward you all or a portion of the dividend, you should contact the NYSE Member directly and make the appropriate arrangements.

E.       POST-CLOSING TRANSFER OF NYSE GROUP COMMON STOCK

          o Please note that the shares of NYSE Group common stock that you receive as merger consideration will be subject to the transfer restrictions set forth in the Certificate of Incorporation of NYSE Group, which will be filed with the SEC soon after completion of the merger. Subject to certain exceptions, the transfer restrictions prohibit any direct or indirect assignment, sale, exchange, transfer, tender or other disposition of a NYSE Group Share or any interest therein, whether voluntary or involuntary, by operation of law or otherwise. This includes any sale or other disposition in any one transaction or series of transactions and the grant or transfer of an option or derivative security covering such NYSE Group Share. As long as a NYSE Group Share is subject to these transfer restrictions, such share must be held in the account of Wells Fargo and may not be held in a brokerage or other account. In addition,


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               please note that NYSE Group Shares will not be in certificate form, so your ownership of this stock will only be reflected by the statement that you receive from Wells Fargo.

          o There are certain exceptions to these transfer restrictions, which will also be set forth in the Certificate of Incorporation of NYSE Group and are generally the same as the list of eligible distributees attached hereto as Annex A. If you wish to transfer all or a portion of your NYSE Group common stock pursuant to one of these exceptions, you will be required to complete an affidavit, which you can obtain from Steven Fuller at NYSE Group at (212) 656-2071 stating that your transfer qualifies under one of the exceptions set forth in the Certificate of Incorporation of NYSE Group. Please note that any shares that you transfer pursuant to this exception will consist of a number of shares with 1-year, 2-year and 3-year lockup terms in the same proportion that you held shares with 1-year, 2-year and 3-year lockup terms, respectively, prior to the transfer.

F.       OTHER

          o All NYSE Members and Recipients are urged to consult with their tax advisors regarding the tax consequences to them of receiving the permitted dividend or any merger consideration, including the effects of U.S. federal, state, local, foreign and other tax laws. Neither the NYSE nor NYSE Group will respond to requests for guidance.


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


                         ANNEX A - ELIGIBLE DISTRIBUTEES

As noted in Instruction 5 to the Letter of Transmittal, you may designate one or more persons to receive all or a portion of your merger consideration, as long as such person is an eligible distributee. The list of eligible distributees is now as follows:

If you are holding your NYSE membership as a natural person, your eligible distributees are:

          o any of your family members (with the definition of "family member" now being defined as your spouse, domestic partner, children, stepchildren, children-in-law, grandchildren, parents, stepparents, parents-in-law, grandparents, brothers, stepbrothers, brothers-in-law, sisters, stepsisters, sisters-in-law, uncles, aunts, cousins, nephews and nieces);

          o any trust or foundation solely for the benefit of you or your family members;

          o any entity in which you directly or indirectly own all of the common equity and voting interests;

          o any limited liability company where you and/or your family members are the sole owners of all of the common voting and equity interest of such limited liability company; and

          o the trustee of your bankruptcy estate if you become bankrupt or insolvent.

If you are holding your NYSE membership in a limited liability company approved by the NYSE, your eligible distributees are:

          o any entity or person that directly or indirectly owns all of the membership interests of your limited liability company;

          o any entity in which your limited liability company directly or indirectly owns all of the common equity and voting interests; and

          o the trustee of the bankruptcy estate of your limited liability company if such company becomes bankrupt or insolvent.

If your NYSE membership is subject to an A-B-C Agreement or Subordination Agreement, your eligible distributees are:

          o    any entity or person that is a counterparty to such agreement;

          o any entity or person that directly or indirectly owns 5% or more of the common equity and voting interests of such counterparty;


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


          o any entity in which such counterparty directly or indirectly owns all of the common equity and voting interests; and

          o any wholly owned sister company of a counterparty to such agreement (an entity is a "wholly owned sister company" of another entity if a person directly or indirectly owns all of the common voting and equity interest of both entities).

Finally, if you are holding a NYSE membership as a fiduciary of the estate of a deceased person, your eligible distributees include any beneficiaries of such estate (including a trust for the benefit of such beneficiaries).


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


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov ). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.


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